# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 07/08/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001650757
Persons authorized to receive notices and communications: Xingluo Zhu, Suite 1707-08, 17/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong, Hong Kong (K3), 000000, 86-10-8593-5676

## Reporting persons
- Advantech Capital L.P. (CIK 0001650757): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2023 (the "2023 Annual Report").
- Advantech Capital Partners Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.
- Green Vision Partners Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.
- Prime Success, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: SINOVAC BIOTECH LTD.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Comment: This Amendment No.2 to Schedule 13D is being filed on behalf of Advantech Capital L.P., Advantech Capital Partners Ltd., Green Vision Partners Limited and Prime Success, L.P. (each, a "Reporting Person") to amend the Schedule 13D relating to the common shares, par value $0.001 per share (the "Common Shares"), of Sinovac Biotech Ltd. (the "Issuer"), filed by the Reporting Persons on March 25, 2025, as amended by Amendment No. 1 filed by the Reporting Persons on April 10, 2025 (collectively, the "Original Schedule 13D"). The items herein amend the information disclosed under the corresponding items of the Original Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

On July 7, 2025, the High Court of Antigua and Barbuda granted an interim injunction prohibiting the Reporting Persons and certain other shareholders from voting their shares at the Special Meeting (the "Injunction Order"). On July 8, 2025, the Court of Appeal of the Eastern Caribbean Supreme Court issued an order staying the Injunction Order (the "Stay Order").

After the Court of Appeal issued the Stay Order, the Special Meeting of Shareholders of the Issuer requisitioned by SAIF Partners IV L.P. ("SAIF") (the "Special Meeting") was convened. Mr. Chiang Li delivered a short statement and then purported to adjourn the Special Meeting. The Reporting Persons understand that the shareholders attending the Special Meeting then continued with the Special Meeting chaired by an incumbent director of the Issuer. The Reporting Persons voted their shares by proxy in favor of SAIF's proposals at the Special Meeting. The Reporting Persons understand that the shareholders of the Issuer approved both of SAIF's proposals at the Special Meeting and elected the nominees proposed by SAIF, including Mr. Yumin Qiu, a partner of Advantech Capital, to be the directors of the Issuer. Mr. Yumin Qiu accepted the appointment and intends to serve as a member of the board of directors of the Issuer. The Reporting Persons understand that on July 10, 2025, the previous directors removed at the Special Meeting issued a press release disputing the election results of the Special Meeting, and on July 11, 2025, the new board of directors of the Issuer elected at the Special Meeting issued a press release announcing the convening of the first board meeting.

Except as set forth herein as may be necessary for defending their lawful interests in the Issuer in relation to the 2018 Private Placement, either alone or in coordination with any one or more shareholders of the Issuer, the Reporting Persons have no present plan or intention that would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Depending on discussions with other shareholders of the Issuer, the financial condition, results of operations and prospects of the Issuer and other factors that the Reporting Persons deem relevant, the Reporting Persons may take steps and pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. The filing of this Amendment No. 2 shall not be construed as an admission that the Reporting Persons and their affiliates, on the one hand, and any other shareholders of the Issuer and their affiliates, on the other hand, are a group, or have agreed to act as a group with each other for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons expressly disclaim beneficial ownership of the common shares beneficially owned by other shareholders of the Issuer.

## Item 5. Interest in Securities of the Issuer
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented and amended by adding the following:

Item 4 of this Amendment No. 2 to Schedule 13D is incorporated herein by reference.

## Signatures
- Advantech Capital L.P.: /s/ Yan Yang, Yan Yang / Authorized Signatory (07/14/2025)
- Advantech Capital Partners Ltd.: /s/ Yan Yang, Yan Yang / Authorized Signatory (07/14/2025)
- Green Vision Partners Limited: /s/ Yan Yang, Yan Yang / Director (07/14/2025)
- Prime Success, L.P.: /s/ Yan Yang, Yan Yang / Authorized Signatory (07/14/2025)